As filed with the Securities and Exchange Commission on July 19, 1999
                                                     Registration No. 333-76235

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                            POST-EFFECTIVE AMENDMENT
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                            COX COMMUNICATIONS, INC.
             (Exact name of Registrant as specified in its charter)

                Delaware                                58-2112251
      (State or other jurisdiction of                  (I.R.S. Employer
        incorporation or organization)                Identification No.)

                                                    Jimmy W. Hayes
                                                    Executive Vice President,
                                                    Finance and Administration,
                                                    and Chief Financial Officer
                                                    Cox Communications, Inc.
        1400 Lake Hearn Drive                       1400 Lake Hearn Drive
        Atlanta, Georgia  30319                     Atlanta, Georgia  30319
        (404) 843-5000                              (404) 843-5000
(Address, including zip code, and            (Name, address, including zip code,
telephone number,including area code,         and telephone number, including
of Registrant's principal executive offices)  area code, of agent for service)

                           ---------------------------

                 Please address a copy of all communications to:
                             Stuart A. Sheldon, Esq.
                          Dow, Lohnes & Albertson, PLLC
                          1200 New Hampshire Avenue, NW
                             Washington, D.C. 20036
                                 (202) 776-2000
                           ---------------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.
                           ---------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] (33-76235)

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |X|

                                EXPLANATORY NOTE

Cox Communications, Inc. is filing this post-effective amendment to its registration statement on Form S-3 (File no. 333-76235) pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to file certain exhibits. Therefore, this post-effective amendment only includes Part II of the registration statement.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following are the expenses of issuance and distribution of the debt securities registered hereunder on Form S-3, other than underwriting discounts and commissions. All amounts except the registration fee and the NASD filing fee are estimated.

         Registration fee.............................................*$561,950
         Rating Agency fees..............................................50,000
         Legal fees and expenses........................................100,000
         Accounting fees and expenses....................................50,000
         Printing and engraving expenses.................................60,000
         Trustee's fees..................................................30,000
         Miscellaneous...................................................15,000
                                                                         ------
                                                            Total......$866,950
                                                                       ========
        -----------------

*The aggregate registration fee consists of $458,700 paid in connection with the filing of this registration statement and $103,250 paid with Cox's existing registration statement on Form S-3 (File No. 333-58531), of which $350 million of securities were not issued or sold and are included on this registration statement pursuant to Rule 429 under the Securities Act.

     All of the above expenses have been or will be paid by Cox.

Item 15.  Indemnification of Directors and Officers.

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. Cox's Amended Certificate of Incorporation contains a provision which eliminates the liability of directors to the extent permitted by Section 102(b)(7) of the DGCL.

     Reference is made to Section 145 of the DGCL, which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. The Amended Certificate of Incorporation of Cox provides that Cox shall indemnify its directors and officers to the fullest extent permitted by Delaware law.

Item 16.  Exhibits.

  Exhibit
  Number       Description

   4.1 Indenture dated as of June 27, 1995 between Cox Communications, Inc. and The Bank of New York, as trustee, relating to the debt securities (previously filed as an exhibit to Cox's Registration Statement on Form S-1 (File No. 33-99116) and incorporated herein by this reference).

  *5           Opinion of Dow, Lohnes & Albertson, PLLC.

 *12 Statement setting forth computation of ratios of earnings to fixed charges.

  23.1         Consent of Deloitte & Touche LLP, Atlanta, Georgia.

  23.2         Consent of Deloitte & Touche LLP, Kansas City, Missouri.

  23.3 Consent of Dow, Lohnes & Albertson, PLLC (contained in their opinion filed as Exhibit 5).

  24 Form T-1 Statement of Eligibility under the Trust indenture Act of 1939 of The Bank of New York, as trustee under the indenture (previously filed as an exhibit to Cox's Registration Statement on Form S-1 (File No. 33-9200) and incorporated herein by this reference).


*        Previously filed.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) If any of the securities are offered at competitive bidding, (a) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of section 10(a) of the Act, and relating to the securities offered at competitive bidding, as contained in the registration statement together with any supplements thereto and (b) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Cox hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Cox pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on July 15, 1999.

                                             COX COMMUNICATIONS, INC.


                                             By:  /s/ James O. Robbins
                                                  ---------------------
                                                  James O. Robbins
                                                  President and
                                                  Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


             Signature                                Title                                                    Date
             ---------                                -----                                                    ----

/s/ James C. Kennedy                      Chairman of the Board of Directors                             July 15, 1999
---------------------
James C. Kennedy

/s/ James O. Robbins                      President and Chief Executive Officer, Director                July 15, 1999
---------------------
James O. Robbins

/s Jimmy W. Hayes                         Senior Vice President, Finance and Administration,             July 15, 1999
---------------------                     and Chief Financial Officer
Jimmy W. Hayes

/s/ John M. Dyer                          Vice President, Mergers and Acquisitions and Chief             July 15, 1999
---------------------                     Accounting Officer
John M. Dyer

/s/ David E. Easterly                     Director                                                       July 15, 1999
---------------------
David E. Easterly

/s/ Robert C. O'Leary                      Director                                                       July 15, 1999
---------------------
Robert C. O'Leary